Exhibit 99.5

DELHAIZE AMERICA, INC., as Issuer

DELHAIZE GROUP, FOOD LION, LLC, HANNAFORD BROS. CO., KASH N’ KARRY

FOOD STORES, INC., FL FOOD LION, INC., RISK MANAGEMENT SERVICES, INC.,

HANNBRO COMPANY, MARTIN’S FOODS OF SOUTH BURLINGTON, INC., SHOP ‘N

SAVE-MASS., INC., HANNAFORD PROCUREMENT CORP., BONEY WILSON & SONS,

INC., J.H. HARVEY CO., LLC, HANNAFORD LICENSING CORP.

AND VICTORY DISTRIBUTORS, INC.,

AND

THE BANK OF NEW YORK TRUST COMPANY, N.A.,

as Trustee

SIXTH SUPPLEMENTAL INDENTURE

Dated as of May 21, 2007

$1,100,000,000 8.125% Notes due 2011

900,000,000 9.000% Debentures due 2031

SIXTH SUPPLEMENTAL INDENTURE

This SIXTH SUPPLEMENTAL INDENTURE (this “Sixth Supplemental Indenture”), dated as of May 21, 2007, among Delhaize America, Inc., a North Carolina corporation (the “Company”), Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (“Delhaize Group”), Food Lion, LLC, a North Carolina limited liability company (“Food Lion”), Hannaford Bros. Co., a Maine corporation (“Hannaford”), Kash n’ Karry Food Stores, Inc., a Delaware corporation (“Kash n’ Karry”), FL Food Lion, Inc., a Florida corporation (“FL Food Lion”), Risk Management Services, Inc., a North Carolina corporation (“RMS”), Hannbro Company, a Maine corporation (“Hannbro”), Martin’s Foods of South Burlington, Inc., a Vermont corporation (“Martin’s”), Shop ‘n Save-Mass., Inc., a Massachusetts corporation (“Shop ‘n Save”), Hannaford Procurement Corp., a Maine corporation (“HPC”), Boney Wilson & Sons, Inc., a North Carolina corporation (“Boney”), J. H. Harvey Co., LLC, a Georgia limited liability company (“Harvey’s”), Hannaford Licensing Corp., a Maine corporation (“HLC”), Victory Distributors, Inc., a Massachusetts corporation (“Victory”), and The Bank of New York Trust Company, N.A., a national banking association, as successor to The Bank of New York, as trustee (the “Trustee”).

WHEREAS, the Company and Food Lion have previously executed and delivered to the Trustee an indenture, dated as of April 15, 2001 (the “Indenture”), providing for the issuance from time to time of one or more series of the Company’s securities;

WHEREAS, the Company, Food Lion and the Trustee have previously executed a First Supplemental Indenture to the Indenture, dated as of April 19, 2001 (the “First Supplemental Indenture”), creating three new series of securities of the Company: (i) 7.375% Notes due 2006, (ii) 8.125% Notes due 2011 and (iii) 9.000% Debentures due 2031 (the “Securities”);

WHEREAS, the Company, Food Lion, Hannaford and Kash n’ Karry have previously executed a Second Supplemental Indenture to the Indenture, dated as of September 7, 2001;

WHEREAS, the Company, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC and Boney have previously executed a Third Supplemental Indenture to the Indenture dated as of November 15, 2001;

WHEREAS, the Company, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s and HLC have previously executed a Fourth Supplemental Indenture to the Indenture dated as of March 10, 2004 and effective as of December 31, 2003;

WHEREAS, the Company, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s, HLC and Victory have previously executed a Fifth Supplemental Indenture to the Indenture dated May 17, 2005 and effective as of January 1, 2005;

WHEREAS, Section 9.1 of the Indenture provides that the Indenture may be supplemented for, among other purposes, to add any restrictions, conditions or provisions for the benefit of the Holders of all or any series of Securities; and

WHEREAS, the actions taken herein are for the benefit of the Holders of all series of Securities;

WHEREAS, Delhaize Group has fully and unconditionally and jointly and severally guaranteed the Securities pursuant to the Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), by and among Delhaize Group, the Company, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s, HLC and Victory; and

WHEREAS, all conditions precedent provided for in the Indenture relating to this Sixth Supplemental Indenture have been complied with.

NOW, THEREFORE, THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSETH, the Company, Delhaize Group, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s, HLC, Victory and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Securities:

ARTICLE I

1.1. Acknowledgment of Guarantee. Delhaize Group hereby acknowledges that it has fully and unconditionally and jointly and severally guaranteed the Securities pursuant to the Cross Guarantee Agreement.

1.2. Mutatis Mutandis Effect. The Indenture is hereby amended mutatis mutandis to reflect the acknowledgment of the full and unconditional and joint and several guarantee of the Securities by Delhaize Group pursuant to the Cross Guarantee Agreement.

ARTICLE II

2.1. Counterparts. This Sixth Supplemental Indenture may be executed in counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

2.2. Severability. In the event that any provision of this Sixth Supplemental Indenture is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.3. Headings. The article and section headings herein are for convenience only and shall not effect the construction hereof.

2.4. Successors and Assigns. Any agreements in this Sixth Supplemental Indenture by the Company, Delhaize Group, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s, HLC and Victory shall bind their successors and assigns, whether so expressed or not.

2.5. Governing Law. THIS SIXTH SUPPLEMENTAL INDENTURE SHALL BE DEEMED TO BE A CONTRACT UNDER THE INTERNAL LAWS OF THE STATE OF

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NEW YORK AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF SUCH STATE.

2.6. Effect of Sixth Supplemental Indenture. Except as amended by this Sixth Supplemental Indenture, the terms and provisions of the Indenture shall remain in full force and effect.

2.7. Trustee. The Trustee accepts the modifications effected by this Sixth Supplemental Indenture, but only upon the terms and conditions set forth in the Indenture. Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals contained herein, which shall be taken as the statements of the Company, Delhaize Group, Food Lion, Hannaford, Kash n’ Karry, FL Food Lion, RMS, Hannbro, Martin’s, Shop ‘n Save, HPC, Boney, Harvey’s, HLC and Victory, and the Trustee shall not be responsible or accountable in any way whatsoever for or with respect to the validity, execution or sufficiency of this Sixth Supplemental Indenture and the Trustee makes no representation with respect thereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first written above.

DELHAIZE AMERICA, INC.

By:	/s/ Richard James
Name:	Richard James
Title:	Vice President of Finance and Treasurer

DELHAIZE GROUP

By:	/s/ Richard James
Name:	Richard James
Title:	Vice President - Finance

FOOD LION, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary

HANNAFORD BROS. CO.

By:	/s/ Emily Dickinson
Name:	Emily Dickinson
Title:	Secretary

KASH N’ KARRY FOOD STORES, INC.

By:	/s/ Emily Dickinson
Name:	Emily D. Dickinson
Title:	Secretary and Assistant Treasurer

FL FOOD LION, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary

RISK MANAGEMENT SERVICES, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary and Treasurer

HANNBRO COMPANY

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	President

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Assistant Secretary

SHOP ‘N SAVE-MASS., INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

HANNAFORD PROCUREMENT CORP.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

BONEY WILSON & SONS, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

J.H. HARVEY CO., LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Vice President and Secretary

HANNAFORD LICENSING CORP.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

VICTORY DISTRIBUTORS, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

THE BANK OF NEW YORK TRUST COMPANY, N.A., as Trustee

By:	/s/ Tina D. Gonzalez
Name:	Tina D. Gonzalez
Title:	Assistant Treasurer